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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of January 2006
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the pricing of a secondary equity offering. Attached hereto is a copy of the press release dated January 19, 2006.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           HOMEX DEVELOPMENT CORP.

                                           By:    /s/ Roberto Carrillo
                                                  ------------------------------
                                           Name:  Roberto Carrillo
                                           Title: Acting Chief Financial Officer

Date: January 19, 2006

                     HOMEX PRICES SECONDARY EQUITY OFFERING

    CULIACAN, Mexico, Jan. 19 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announced that the secondary public offering by certain shareholders of approximately 40 million shares of its common stock has been priced at Ps.58.07 per share or US$33.00 per ADS. The selling shareholders have granted the underwriters a 30-day option to purchase up to approximately an additional 5,600,000 common shares to cover over-allotments, if any.

    Citigroup is acting as sole book-runner of this offering. Merrill Lynch & Co. and Morgan Stanley are acting as co-managers on this offering.

    A registration statement relating to these securities was filed with and has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

    The public offering is being made only by means of a prospectus. Copies of the final prospectus relating to the offering can be obtained from Citigroup Global Markets Inc. (Prospectus Department, 140 58th Street, Brooklyn, NY 11220,
Fax: 718-765-6734).

    The Company expects to complete the sale of these shares on or about January 25, 2006.

    About Homex

    Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in the Company's filings with the Securities and Exchange Commission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             01/19/2006
    /CONTACT:  Investor Contacts: investor.relations@homex.com.mx, or Carlos
J. Moctezuma of Desarrolladora Homex, S.A. de C.V., Head of Investor Relations, +5266-7758-5838, cmoctezuma@homex.com.mx /
    /Web site:  http://www.homex.com.mx /